UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2026

Commission file number: 001-41482

NEXERA TECHNOLOGIES Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Proxy Materials for Annual General Meeting

Attached hereto and incorporated by reference herein are copies of the following documents that are being distributed by the board of directors of Nexera Technologies Ltd (the “Company”) to the Company’s shareholders in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”), which is scheduled to be held at 3:00 p.m. (Israel time) on Thursday, December 10, 2026, at the Company’s offices, which are located at 7 Mezada St. Bnei Brak, 5126112 Israel.

(i)	Notice and Proxy Statement, each dated November 5, 2026, describing the proposals to be presented at, and logistical information related to, the Meeting (Exhibit 99.1); and

(ii)	Proxy Card for use by the Company’s shareholders for voting on the proposals to be presented at the Meeting (Exhibit 99.2).

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Tuesday, October 27, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Exhibits

Exhibit No.	Title of Exhibit
99.1	Notice of, and Proxy Statement for, a Annual General Meeting of Nexera Technologies Ltd, each dated November 5, 2026.
99.2	Proxy Card for use in connection with a Annual General Meeting of Nexera Technologies Ltd.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibits 99.1 and 99.2 hereto, are incorporated by reference are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341, File No. 333-287341, File No. 333-293607, File No. 333-295999, File No. 333-296968 and File No. 333-299177); and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459, File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: November 5, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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